082-03023

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario
M5H 1B6

SUPPL





~~File No. 82-4991~~

TSX Venture Exchange – GNH
OTC (pink sheets) - GOLHF
S.E.C. Exemption: 12(g)3-2(b)

DETAILED GOLD SAMPLING HAS BEGUN IN QUEBEC

August 11, 2006

The Company is pleased to announce that exploration has started on the Bellechasse Gold Project in southeastern Quebec.

The Company has retained the services of James E. Tilsley & Associates Ltd. to assist in sampling the mineralized zones that have proven difficult to evaluate by industry common practice approaches.

A program to determine the sampling requirements particular to each of the mineralized zones on the property has begun. The object of this work is to overcome problems encountered by previous joint venture partners that interfere with generating reliable grade estimators.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or visit **www.goldenhopemines.com**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dlw 8/23